

24001439

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65388

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2023__ AND ENDING __03/31/2024__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **McNally Financial Services Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16414 San Pedro Avenue, Suite 930

(No. and Street)

San Antonio	TX	78232
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David D. McNally	210-545-7080	dmcnally@mcnallyfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St. #3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David D. McNally _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McNally Financial Services Corporation _____ , as of 3/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Melissa A Gavre
My Commission Expires
9/12/2026
Notary ID 131717864

Notary Public

Signature: _____

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- □ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- □ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- □ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- □ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ■ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- □ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- □ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- □ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- □ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- □ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- □ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- □ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MCNALLY FINANCIAL SERVICES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2024

MCNALLY FINANCIAL SERVICES CORPORATION

CONTENTS



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Those Charged With Governance of
McNally Financial Services Corporation

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of McNally Financial Services Corporation (the Company) as of March 31, 2024, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit

procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2020.

Dallas, Texas
June 25, 2024

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Financial Condition
For the Year Ended March 31, 2024

ASSETS

Cash	$	108,417
Receivable from clearing broker-dealers		135,468
Receivable from non-customers		35,519
Deposit with clearing company		25,000
Securities owned, at fair value		72,785
Property and equipment, net		4,380
Prepaid expenses		31,369
Right of use leased asset		151,407
TOTAL ASSETS	$	564,345

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	210,884
Right of use leased liability		151,407
TOTAL LIABILITIES		362,291

Stockholder's Equity

Common stock, 2,000 shares authorized, $0.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		82,577
Retained earnings		119,467
Total stockholder's equity		202,054
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	564,345

The accompanying notes are an integral part of these financial statements.

3

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Operations
For the Year Ended March 31, 2024

REVENUES

Brokerage commissions	$	2,385,311
Riskless principal		805,166
Distribution fees		221,818
Investment advisory fees		285,088
Trading gain		5,436
Interest income		6,616
Reimbursement income		17,545
Total revenues		3,726,980

EXPENSES

Commission and clearance paid	2,668,228
Advisory fees	266,955
Compensation and benefits	466,793
Insurance expense	98,438
Professional fees	68,703
Regulatory fees	76,928
General and administrative expenses	65,913
Rent expense	23,178
Other expenses	13,726
Total expenses	3,748,862

LOSS BEFORE INCOME TAX		(21,882)
Income tax expense		-
NET LOSS	$	(21,882)

The accompanying notes are an integral part of these financial statements.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2024

	Shares	Common Stock		Additional Paid-in Capital		Retained Earnings		Total	
Balance at March 31, 2022	1,000	$	10	$	88,812	$	141,349	$	230,171
Contributions	-		-		38,765		-		38,765
Distributions	-		-		(45,000)		-		(45,000)
Net loss	-		-		-		(21,882)		(21,882)
Balance at March 31, 2023	1,000	$	10	$	82,577	$	119,467	$	202,054

The accompanying notes are an integral part of these financial statements.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Cash Flows
For the Year Ended March 31, 2024

Cash flows from operating activities:		
Net loss	$	(21,882)
Adjustments to reconcile net loss to cash used in operating activities:		
Trading gain		(5,436)
Changes in operating assets and liabilities:		
Decrease in receivable from clearing broker-dealers		60,726
Increase in receivable from non-customers		(12,877)
Decrease in prepaid expenses		15,285
Decrease in accounts payable and accrued expenses		(68,839)
Net cash used in operating activities		(33,023)
Cash flows from investing activities:		
Net cash provided by investing activities		-
Cash flows from financing activities:		
Contributions		38,765
Distributions		(45,000)
Net cash used in financing activities		(6,235)
Net decrease in cash		(39,258)
Cash at beginning of year		147,675
Cash at end of year	$	108,417
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid	$	-
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

MCNALLY FINANCIAL SERVICES CORPORATION
Notes to the Financial Statements
March 31, 2024

Note 1 - Nature of Business

McNally Financial Services Corporation (the "Company") was incorporated in the State of Texas on April 11, 2002, and became a registered broker-dealer with the Securities and Exchange Commission ("SEC") in September 2002 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Property and Equipment
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by the management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

MCNALLY FINANCIAL SERVICES CORPORATION
Notes to the Financial Statements
March 31, 2024

Note 2 - Summary of Significant Accounting Policies, continued

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company recognized no uncertain income taxes as of and for the year ended March 31, 2024.

The Company files U.S. federal and U.S. state tax returns. Generally, the Company is open to examination for the last 3 years of filed returns. For the year ended March 31, 2024, the Company had no Texas margin tax liability.

Note 3 – Revenue From Contracts With Customers

Significant Judgements

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment

Note 3 – Revenue From Contracts With Customers, continued

vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Riskless principal. The Company receives a buy or sell from a customer the Company executes an identical order in the marketplace for their account, taking on the role of principal, in order to fill that customer order. The Company generally charges the customer a markup, markdown, or commission equivalent for its services. The Company believes that its performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, the risks and rewards of ownership of the securities have been transferred to/from the customer and the amount charged can be readily determined.

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Mutual Funds, Insurance and Annuity Products
The Company earns revenue for selling mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probably that a significant reversal will not occur.

Reimbursement Income
The Company charges its registered representatives for certain expenses it incurs on their behalf and recognizes the amounts charged as reimbursement income. The Company believes the performance obligation is considered satisfied and recognized at that time as they relate specifically to the services

Note 3 – Revenue From Contracts With Customers, continued

provided during that period as the Company is providing its registered representatives with certain technology, insurance and marketing expenses on their behalf.

Note 4 – Fair Value Disclosures

Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The following table summarizes the inputs used to value the Company's assets and liabilities measured at fair value as of March 31, 2024:

Investment in securities, at fair value

Investments in:	Total	Level 1	Level 2	Level 3
United States Mutual Funds	$ 72,785	$ 72,785	$ --	$ --
Totals	$ 72,785	$ 72,785	$ --	$ --

Note 5 – Operating Leases

The Company leases office space in San Antonio, Texas. Rental expense is calculated on a straight-line basis. The lease began in December 2015 and was renewed for an additional four years that commenced in February 2020.

Note 5 – Operating Leases, continued

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining no cancelable lease terms in excess of one year:

2025	$ 34,332
2026	35,018
2027	35,703
2028	36,389
2029	33,932
	$175,374

Total payments under operating lease liabilities	$ 175,374
Less discount to present value	(23,967)
Total operating lease payments	$ 151,407

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of March 31, 2024, the Company had net capital of $195,223, which was $145,223 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.43 to 1.

Note 7 – Commitments and Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, other proceedings, and legal actions in the ordinary course of business. The Company is involved in the Texas State Securities Board and FINRA matters that have arisen in the ordinary course of business. No provision has been accrued in the financial statements as of March 31, 2024, for possible fines or settlements as they cannot be reasonably determined at this time. The Company is involved in a number of complaints and litigation filed against the Company related to its investment advisory business that have arisen in the ordinary course of business. The Company believes that all significant settlements arising from these claims and litigation will be covered by the Company's insurance policies. No provision has been accrued in the financial statements as of March 31, 2024, for possible settlement costs as the outcome of these proceedings and lawsuits cannot presently be determined.

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. As of March 31, 2024, the Company had multiple open arbitration claims filed against it. The nature of these claims are related to the Company's activities in the securities industry. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel on the open claims at this time. The Company intends to vigorously defend itself against this action; however, the ultimate outcome of this and any other actions against the Company could have an

Note 7 – Commitments and Contingencies, continued

adverse impact on the financial condition, results of operations, or cash flows of the Company. Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade.

As of March 31, 2024, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2024

Schedule I

<u>MCNALLY FINANCIAL SERVICES CORPORATION</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of March 31, 2024</u>

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 202,054
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	202,054
Deductions and/or charges	
Prepaid expenses	31,369
Receivable from non-customer	35,519
Property and equipment, net	4,380
Net capital before haircuts on securities positions	130,786
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	10,918
Net capital	$ 119,868

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$ 210,884
Total aggregate indebtedness	$ 210,884

MCNALLY FINANCIAL SERVICES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2024

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 14,059
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 69,868
Ratio: Aggregate indebtedness to net capital	1.76 to 1

Reconciliation of Net Capital with the Company's Computation

Net Capital Reported in FOCUS IIA	$ 122,039
Prepaid expenses	(2,171)
Net Capital Per Audited Financial Statements	119,868

Schedule II & III

<u>MCNALLY FINANCIAL SERVICES CORPORATION</u>
<u>Computation for Determination of Reserve Requirements and</u>
<u>Information Relating to Possession or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of March 31, 2024</u>

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provision of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended March 31, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Those Charged With Governance of
McNally Financial Services Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which McNally Financial Services Corporation (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as a mutual fund retailer, acting as a broker or dealer selling variable life insurance or annuities, acting as an underwriter or selling group participant (corporate securities other than mutual funds), solicitor of time deposits in a financial institution and providing investment advisory services, broker or dealer selling tax shelters or limited partnerships in primary distributions, broker or dealer selling tax shelters or limited partnerships in the secondary market, non-exchange member arranging for transaction in listed securities by exchange member, private placement of securities, broker or dealer involved in a networking, kiosk or similar arrangement with a: bank, savings or association or credit union; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to acting as a mutual fund retailer, acting as a broker or dealer selling variable life insurance or annuities, acting as an underwriter or selling group participant (corporate securities other than mutual funds), solicitor of time deposits in a financial institution and providing investment advisory services, broker or dealer selling tax shelters or limited partnerships in primary distributions, broker or dealer selling tax shelters or limited partnerships in the secondary market, non-exchange member arranging for transaction in listed securities by exchange member, private placement of securities, broker or dealer involved in a networking, kiosk or similar arrangement with a: bank, savings or association or credit union and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout

the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
June 25, 2024

McNally Financial Services Corporation Exemption Report

McNally Financial Services Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) acting as an underwriter or selling group participant (corporate securities other than mutual funds) (3) broker or dealer selling variable life insurance or annuities (4) solicitor of time deposits in a financial institution (5) investment advisory services (6) broker or dealer selling tax shelters or limited partnerships in primary distributions (7) broker or dealer selling tax shelters or limited partnerships in the secondary market (8) Non-exchange member arranging for transactions in listed securities by exchange member (9) private placement of securities (9) broker or dealer involved in a networking, kiosk or similar arrangement with a: bank, savings bank or association, or credit union.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, David McNally, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President

Date of Report: June 18, 2024

not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company, LLC

Dallas, Texas
June 25, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 3/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:
MEMBER NAME   *SEC No.*
MCNALLY FINANCIAL SER CORP   8-65388
For the fiscal period beginning ___4/1/2023___ and ending _3/31/2024_

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 3,726,980.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 3,726,980.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 2,214,347.00
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 234,620.00
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	$ 5,434.00
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	

Deductions in excess of $100,000 require documentation

5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 2,130.00
	c	Enter the greater of line 5a or 5b	$ 2,130.00
6		Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 2,456,531.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 1,270,449.00

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended   3/31/2024

8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 1,905.00
9	Current overpayment/credit balance, if any		$ 9.00
10	General assessment from last filed _2024_ SIPC-7 or 7A	$ 1,905.00	
11 a	Overpayment(s) applied on all _2024_ SIPC-6 and 6A(s)	$ 0.00	
b	Overpayment(s) applied on all _2024_ SIPC-7 and 7A(s)	$ 33.00	
c	Any other overpayments applied	$ 0.00	
d	All payments applied for _2024_ SIPC-6 and 6A(s)	$ 563.00	
e	All payments applied for _2024_ SIPC-7 and 7A(s)	$ 1,309.00	
f	Add lines 11a through 11e	$ 1,905.00	
12	**LESSER** of line 10 or 11f.		$ 1,905.00
13 a	Amount from line 8	$ 1,905.00	
b	Amount from line 9	$ 9.00	
c	Amount from line 12	$ 1,905.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		($ 9.00)
14	Interest (see instructions) for _26_ days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.		$ 0.00
16	Overpayment/credit carried forward (if applicable)		($ 9.00)

SEC No. 8-65388	*Designated Examining Authority* DEA: FINRA	*FYE* 2024	*Month* Mar
MEMBER NAME *MAILING ADDRESS*	MCNALLY FINANCIAL SER CORP 16414 SAN PEDRO STE 930 SAN ANTONIO, TX 78232		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

MCNALLY FINANCIAL SER CORP	David D. McNally
(Name of SIPC Member)	(Authorized Signatory)
6/25/2024	dmcnally@mcnallyfinancial.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.